Condensed Consolidated Interim Financial Statements

September 30, 2022

(Unaudited)

TASEKO MINES LIMITED

Condensed Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		September 30,	December 31,
	Note	2022	2021

ASSETS
Current assets
Cash and equivalents		142,048	236,767
Accounts receivable		9,685	9,604
Inventories	8	67,526	79,871
Other financial assets	9	30,229	7,014
Prepaids		4,023	3,971
		253,511	337,227

Property, plant and equipment	10	970,140	837,839
Other financial assets	9	3,005	2,902
Goodwill		5,652	5,227
		1,232,308	1,183,195

LIABILITIES
Current liabilities
Accounts payable and other liabilities		84,193	55,660
Current portion of long-term debt	11	13,168	18,305
Current portion of deferred revenue	12	8,051	13,441
Interest payable on senior secured notes		4,797	13,312
Current income tax payable		999	2,759
		111,208	103,477

Long-term debt	11	549,758	513,444
Provision for environmental rehabilitation ("PER")		84,562	87,571
Deferred and other tax liabilities		75,738	70,186
Deferred revenue	12	48,198	45,356
Other financial liabilities	13	3,093	4,643
		872,557	824,677

EQUITY
Share capital	14	479,726	476,599
Contributed surplus		54,855	55,403
Accumulated other comprehensive income ("AOCI")		28,999	6,649
Deficit		(203,829)	(180,133)
		359,751	358,518
		1,232,308	1,183,195

Commitments and contingencies	16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021

Revenues	3	89,714	132,563	290,991	330,306
Cost of sales
Production costs	4	(71,144)	(48,882)	(222,427)	(161,830)
Depletion and amortization	4	(13,060)	(17,011)	(41,835)	(50,385)
Earnings from mining operations		5,510	66,670	26,729	118,091

General and administrative		(2,263)	(2,905)	(8,261)	(13,367)
Share-based compensation expense	14b	(1,101)	(76)	(2,068)	(4,474)
Project evaluation expense		(91)	123	(369)	(325)
Gain (loss) on derivatives	5	16,447	2,095	35,063	(1,975)
Other income		326	350	981	1,146
Income before financing costs and income taxes		18,828	66,257	52,075	99,096

Finance expenses, net	6	(11,831)	(11,674)	(35,774)	(40,081)
Call premium on settlement of debt	6	-	-	-	(6,941)
Foreign exchange loss		(27,014)	(9,788)	(34,387)	(2,323)
Income (loss) before income taxes		(20,017)	44,795	(18,086)	49,751

Income tax expense	7	(3,500)	(22,310)	(5,610)	(25,041)
Net income (loss)		(23,517)	22,485	(23,696)	24,710

Other comprehensive income (loss):
Items that will remain permanently in other comprehensive income (loss):
Loss on financial assets		(1,078)	(759)	(1,933)	(883)
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		19,731	5,881	24,283	676
Total other comprehensive income (loss)		18,653	5,122	22,350	(207)

Total comprehensive income (loss)		(4,864)	27,607	(1,346)	24,503

Earnings (loss) per share
Basic	15	(0.08)	0.08	(0.08)	0.09
Diluted	15	(0.08)	0.08	(0.08)	0.09

Weighted average shares outstanding (thousands)
Basic	15	286,377	283,885	286,167	283,400
Diluted	15	286,377	287,678	286,167	287,202

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021

Operating activities
Net income (loss) for the period		(23,517)	22,485	(23,696)	24,710
Adjustments for:
Depletion and amortization		13,060	17,011	41,835	50,385
Income tax expense	7	3,500	22,310	5,610	25,041
Finance expenses, net	6	11,831	11,674	35,774	40,081
Call premium on settlement of debt	6	-	-	-	6,941
Share-based compensation expense	14b	1,146	117	2,358	4,687
Loss (gain) on derivatives	5	(16,447)	(2,095)	(35,063)	1,975
Unrealized foreign exchange loss		28,083	9,511	35,306	1,545
Amortization of deferred revenue		(1,472)	(1,711)	(4,385)	(3,981)
Other operating activities		(1,291)	(2,809)	(2,203)	(2,422)
Net change in working capital	17	(2,778)	(8,174)	26,676	(11,424)
Cash provided by operating activities		12,115	68,319	82,212	137,538

Investing activities
Gibraltar capitalized stripping costs	10	(1,121)	(10,881)	(28,151)	(47,127)
Gibraltar sustaining capital expenditures	10	(7,797)	(7,914)	(17,439)	(17,731)
Gibraltar capital project expenditures	10	(9,096)	(421)	(21,205)	(3,645)
Florence Copper development costs	10	(27,256)	(15,387)	(72,439)	(28,105)
Other project development costs	10	(329)	(543)	(645)	(1,871)
Purchase of copper price options	5	-	-	(7,269)	(15,837)
Proceeds from copper put options	5	18,598	-	18,598	-
Other investing activities		(489)	(669)	(434)	(531)
Cash used for investing activities		(27,490)	(35,815)	(128,984)	(114,847)

Financing activities
Interest paid		(18,646)	(18,793)	(38,059)	(24,802)
Repayment of equipment loans and leases		(4,426)	(4,936)	(14,595)	(14,799)
Net proceeds from issuance of senior secured notes		-	-	-	496,098
Repayment of senior secured notes		-	-	-	(317,225)
Redemption cost on settlement of senior secured notes		-	-	-	(8,714)
Settlement of performance share units		-	-	(1,927)	-
Proceeds from exercise of stock options		-	57	598	1,258
Cash provided by (used for) financing activities		(23,072)	(23,672)	(53,983)	131,816
Effect of exchange rate changes on cash and equivalents		4,819	4,578	6,036	(466)
Increase (decrease) in cash and equivalents		(33,628)	13,410	(94,719)	154,041
Cash and equivalents, beginning of period		175,676	225,741	236,767	85,110
Cash and equivalents, end of period		142,048	239,151	142,048	239,151

Supplementary cash flow disclosures	17

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2021	472,870	53,433	7,674	(216,605)	317,372
Share-based compensation	-	2,687	-	-	2,687
Exercise of optionss	2,002	(744)	-	-	1,258
Total comprehensive income (loss) for the period	-	-	(207)	24,710	24,503
Balance at September 30, 2021	474,872	55,376	7,467	(191,895)	345,820

Balance at January 1, 2022	476,599	55,403	6,649	(180,133)	358,518
Share-based compensation	-	3,908	-	-	3,908
Exercise of options	910	(312)	-	-	598
Settlement of performance share units	2,217	(4,144)	-	-	(1,927)
Total comprehensive income (loss) for the period	-	-	22,350	(23,696)	(1,346)
Balance at September 30, 2022	479,726	54,855	28,999	(203,829)	359,751

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act.  These unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine month periods ended September 30, 2022 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA.  Seasonality does not have a significant impact on the Company's operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements were authorized for issue by the Company's Audit and Risk Committee on November 2, 2022.

(b) Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2021.

(c) IFRS Pronouncements

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standard.

New standards, amendments and pronouncements that became effective for the period covered by these statements have not been disclosed as they did not have a material impact on the Company's unaudited condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

3. REVENUE

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Copper contained in concentrate	87,987	125,050	289,625	306,371
Copper price adjustments on settlement	(541)	1,173	(5,350)	7,701
Molybdenum concentrate	4,416	8,972	12,190	20,202
Molybdenum price adjustments on settlement	156	444	(126)	2,684
Silver (Note 12b)	1,448	1,409	4,122	3,854
Total gross revenue	93,466	137,048	300,461	340,812
Less: Treatment and refining costs	(3,752)	(4,485)	(9,470)	(10,506)
Revenue	89,714	132,563	290,991	330,306

4. COST OF SALES

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Site operating costs	69,920	50,134	194,016	147,043
Transportation costs	6,316	5,801	15,801	13,409
Changes in inventories of finished goods	(2,042)	(762)	9,188	1,702
Changes in inventories of ore stockpiles	(3,050)	(6,291)	3,422	(324)
Production costs	71,144	48,882	222,427	161,830
Depletion and amortization	13,060	17,011	41,835	50,385
Cost of sales	84,204	65,893	264,262	212,215

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

5. DERIVATIVE INSTRUMENTS

The Company recognized a net realized gain of $6,707 on copper collar contracts for 21 million pounds that expired in-the-money during the three month period ended September 30, 2022.

During the three month period ended September 30, 2022, the Company also received proceeds of $9,880 from an amendment of its H2 2022 contracts for a change in the minimum copper strike price from US$4.00 per pound to US$3.75 per pound, for 35 million pounds of copper for the August through December 2022 period.

At September 30, 2022, the fair value of the outstanding copper collar contracts for the next nine months was $28,374.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net realized (gain) loss on settled copper options	(16,587)	4,722	(11,894)	8,090
Net unrealized gain on outstanding copper options	(898)	(6,817)	(24,027)	(5,676)
Realized loss (gain) on fuel call options	212	-	164	(470)
Unrealized loss on fuel call options	826	-	694	31
	(16,447)	(2,095)	(35,063)	1,975

Details of the outstanding copper price option contracts at September 30, 2022 are summarized in the following table:

	Quantity	Strike price	Period	Cost	Fair value
Copper collar contracts	21.0 million lbs	US$3.75/per lb US$5.40/per lb	Q4 2022	2,161	9,489
Copper collar contracts	30.0 million lbs	US$3.75/per lb US$4.72/per lb	H1 2023	2,975	18,885

6. FINANCE EXPENSES

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Interest expense	10,317	9,871	30,475	28,716
Amortization of financing fees	635	489	1,876	1,541
Finance expense - deferred revenue (Note 12b)	1,441	1,414	4,250	4,176
Accretion on PER	92	101	275	310
Finance income	(654)	(201)	(1,102)	(460)
Loss on settlement of long-term debt	-	-	-	5,798
	11,831	11,674	35,774	40,081

For the three and nine month period ended September 30, 2022, interest expense includes $263 (2021 - $399) and $882 (2021 - $1,345), respectively, from lease liabilities and lease related obligations.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

As part of the senior secured notes refinancing completed in February of 2021, the Company redeemed its US$250 million senior secured notes on March 3, 2021, which resulted in an accounting loss of $5,798, comprised of the write-off of deferred financing costs of $4,025 and additional interest costs paid over the call period of $1,773.

The Company also paid a one-time redemption call premium of $6,941 on the settlement of the US$250 million senior secured notes, which is not included in net financing expenses shown above.

7. INCOME TAX

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Current income tax expense	224	1,354	212	2,295
Deferred income tax expense	3,276	20,956	5,398	22,746
	3,500	22,310	5,610	25,041

Effective tax rate reconciliation

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Income tax expense (recovery) at Canadian statutory rate of 36.5%	(7,305)	16,346	(6,600)	18,155
Permanent differences	7,163	4,105	8,329	6,607
Foreign tax rate differential	8	-	44	96
Unrecognized tax benefits	3,637	1,859	3,987	109
Deferred tax adjustments related to prior periods	(3)	-	(150)	74
Income tax expense	3,500	22,310	5,610	25,041

8. INVENTORIES

	September 30,	December 31,
	2022	2021
Ore stockpiles	22,478	31,845
Copper contained in concentrate	10,370	19,831
Molybdenum concentrate	583	310
Materials and supplies	34,095	27,885
	67,526	79,871

During the three and nine month periods ended September 30, 2022, the Company recorded an inventory adjustment of $1,533 and $3,042, (2021 - $nil and $4,561 recovery), respectively, to adjust the carrying value of ore stockpiles to net realizable value, of which $462 and $913, (2021 - $nil and $1,501 recovery), respectively, is recorded in depletion and amortization and the balance in production costs.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

9. OTHER FINANCIAL ASSETS

	September 30,	December 31,
	2022	2021
Current:
Marketable securities	1,177	3,110
Copper price options (Note 5)	28,374	3,904
Fuel call options	678	-
	30,229	7,014
Long-term:
Investment in private companies	1,200	1,200
Reclamation deposits	434	434
Restricted cash	1,371	1,268
	3,005	2,902

The Company holds strategic investments in publicly-traded and privately owned mineral exploration and development companies, including marketable securities.  Marketable securities and the investment in privately owned companies are accounted for at fair value through other comprehensive income.

10. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three and nine months ended September 30, 2022:

	Three Months Ended September 30, 2022	Nine months Ended September 30, 2022
Net book value beginning of period	919,862	837,839
Additions:
Gibraltar capitalized stripping costs	1,278	31,973
Gibraltar sustaining capital expenditures	7,838	18,062
Gibraltar capital projects	9,096	21,205
Florence Copper development costs	27,319	79,382
Yellowhead development costs	116	553
Aley development costs	213	381
Other items:
Right of use assets	1,977	2,378
Rehabilitation costs asset	-	(1,589)
Foreign exchange translation and other	16,119	19,912
Depletion and amortization	(13,678)	(39,956)
Net book value at September 30, 2022	970,140	970,140

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

Net book value	Gibraltar Mines (75%)	Florence Copper	Yellowhead	Aley	Other	Total
At December 31, 2021	539,641	260,934	21,252	14,316	1,696	837,839
Net additions	73,257	79,743	553	381	(289)	153,645
Changes in rehabilitation cost asset	(1,589)	-	-	-	-	(1,589)
Depletion and amortization	(39,541)	(132)	-	-	(283)	(39,956)
Foreign exchange translation	-	20,201	-	-	-	20,201
At September 30, 2022	571,768	360,746	21,805	14,697	1,124	970,140

For the three and nine month periods ended September 30, 2022, the Company capitalized development costs of $27,333 and $79,382, respectively, for the Florence Copper project. Since its acquisition of Florence Copper in November 2014, the Company has incurred and capitalized a total of $255.7 million in project development and other costs.

Non-cash additions to property, plant and equipment of Gibraltar include $3,822 of depreciation on mining assets related to capitalized stripping.

Since January 1, 2020 development costs for Yellowhead of $5,566 have been capitalized as mineral property, plant and equipment.

Depreciation related to the right of use assets for the three and nine month periods ended September 30, 2022 was $1,087 (2021: $1,006) and $3,231 (2021: $2,892), respectively.

11. DEBT

	September 30,	December 31,
	2022	2021
Current:
Lease liabilities (d)	5,550	9,625
Secured equipment loans (e)	5,354	6,539
Lease related obligations (f)	2,264	2,141
	13,168	18,305
Long-term:
Senior secured notes (a)	540,101	497,388
Revolving credit deferred financing fees (b)	(1,029)	(1,352)
Lease liabilities (d)	4,912	6,067
Secured equipment loans (e)	2,172	6,025
Lease related obligations (f)	3,602	5,316
	549,758	513,444
Total debt	562,926	531,749

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

(a) Senior secured notes

On February 10, 2021, the Company completed an offering of US$400 million aggregate principal amount of senior secured notes (the "2026 Notes").  The 2026 Notes mature on February 15, 2026 and bear interest at an annual rate of 7.0%, payable semi-annually on February 15 and August 15.

The 2026 Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar mine, as well as the shares of Curis Holdings (Canada) Ltd. and Florence Holdings Inc.  The 2026 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries. The 2026 Notes also allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture.  The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2026 Notes at any time on or after February 15, 2023, at redemption prices ranging from 103.5% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to February 15, 2023, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. Until February 15, 2023, the Company may redeem up to 10% of the aggregate principal amount of the notes, at a redemption price of 103%, plus accrued and unpaid interest to the date of redemption.

(b) Revolving Credit Facility

On October 6, 2021, the Company closed a secured US$50 million revolving credit facility (the "Facility"). The Facility is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as, the shares of Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., and Florence Holdings Inc.  The Facility matures on April 3, 2025 and is extendable annually thereafter. The Facility will be available for capital expenditures, working capital and general corporate purposes. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin and have a standby fee of 1.125%.

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a leverage ratio, an interest coverage ratio, a minimum tangible net worth and a minimum liquidity amount as defined under the Facility. The Company was in compliance with these covenants as at September 30, 2022.

(c) Letter of Credit Facilities

The Gibraltar joint venture has in place a $15 million credit facility for the purpose of providing letters of credit (LC) to key suppliers of the Gibraltar Mine to assist with ongoing trade finance and working capital needs.  Any LCs issued under the facility will be guaranteed by Export Development Canada (EDC) under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured and contains no financial covenants. As at September 30, 2022, a total of $3.75 million in LCs were issued and outstanding under this LC facility.

On April 8, 2022, the Company closed a US$4 million credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs to be issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured and contains no financial covenants. As at September 30, 2022, a total of US$1 million in LCs were issued and outstanding under this LC facility.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

(d) Lease liabilities

Lease liabilities include the Company's outstanding lease liabilities under IFRS 16.

(e) Secured equipment loans

The equipment loans are secured by some of the existing mobile mining equipment at the Gibraltar mine and commenced between May and August of 2019 with monthly repayment terms ranging between 48 and 60 months and with interest rates ranging between 5.2% to 6.4%.

(f) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June 2019 and has a term of 54 months. At the end of the lease term, the Company has an option to renew the term, an option to purchase the equipment at fair market value or option to return the equipment.  The lease contains a fixed price early buy-out option exercisable at the end of 48 months.

(g) Debt continuity

The following schedule shows the continuity of total debt for the first nine months of 2022:

Total debt as at December 31, 2021	531,749
Lease additions	2,528
Lease liabilities and equipment loans repayments	(14,595)
Unrealized foreign exchange loss	41,350
Amortization of deferred financing charges	1,894
Total debt as at September 30, 2022	562,926

12. DEFERRED REVENUE

	September 30,	December 31,
	2022	2021
Current:
Customer advance payments (a)	2,884	5,297
Osisko - silver stream agreement (b)	5,167	8,144
Current portion of deferred revenue	8,051	13,441
Long-term portion of deferred revenue (b)	48,198	45,356
Total deferred revenue	56,249	58,797

(a) Customer advance payments

At September 30, 2022, the Company had received advance payments from a customer on 1.0 million pounds (100% basis) of copper concentrate inventory.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

(b) Silver stream purchase and sale agreement

The Company has entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received upfront cash deposit payments totalling $52.7 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives no further cash consideration once silver deliveries are made under the agreement.

The following table summarizes changes in the Osisko deferred revenue:

Balance at January 1, 2021	52,758
Finance expense	5,549
Amortization of deferred revenue	(4,807)
Balance at December 31, 2021	53,500
Finance expense (Note 6)	4,250
Amortization of deferred revenue	(4,385)
Balance at September 30, 2022	53,365

13. OTHER FINANCIAL LIABILITIES

	September 30, 2022	December 31, 2021
Long-term:
Deferred share units (Note 14b)	3,093	4,643

14. EQUITY

(a) Share capital

Common shares (thousands)
Common shares outstanding at January 1, 2022	284,892
Common shares issued under PSU plan	866
Exercise of share options	619
Common shares outstanding at September 30, 2022	286,377

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

In January 2022, the Company issued 866,028 common shares as part of settlement of the performance share units that vested.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

(b) Share-based compensation

	Options (thousands)	Average price
Outstanding at January 1, 2022	8,270	1.33
Granted	2,113	2.58
Exercised	(619)	0.97
Cancelled/forfeited	(91)	2.20
Expired	(184)	1.50
Outstanding at September 30, 2022	9,489	1.62
Exercisable at September 30, 2022	7,357	1.45

During the nine month period ended September 30, 2022, the Company granted 2,113,000 (2021 - 2,402,000) share options to directors, executives and employees, exercisable at an average exercise price of $2.58 per common share (2021 - $1.60 per common share) over a five year period. The total fair value of options granted was $2,979 (2021 - $2,114) based on a weighted average grant-date fair value of $1.41 (2021 - $0.88) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula.  Expected volatility is estimated by considering historic average share price volatility.  The inputs used in the Black-Scholes formula are as follows:

Nine months ended
September 30, 2022
Expected term (years)	5
Forfeiture rate	0%
Volatility	64%
Dividend yield	0%
Risk-free interest rate	1.68%
Weighted-average fair value per option	$1.41

The Company has other share-based compensation plans in the form of Deferred Share Units ("DSUs") and Performance Share Units ("PSUs").

	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2022	1,786	2,780
Granted	172	595
Settled	-	(875)
Outstanding at September 30, 2022	1,958	2,500

During the nine month period ended September 30, 2022, 172,000 DSUs were issued to directors (2021 - 198,000) and 595,000 PSUs to senior executives (2021 - 530,000). The fair value of DSUs and PSUs granted was $2,532 (2021 - $1,235), with a weighted average fair value at the grant date of $2.58 per unit for the DSUs (2021 - $1.58 per unit) and $3.51 per unit for the PSUs (2021 - $1.74 per unit).

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

Share-based compensation expense (recovery) is comprised as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Share options - amortization	442	333	2,318	1,830
Performance share units - amortization	371	295	1,590	857
Change in fair value of deferred share units	333	(511)	(1,550)	2,000
	1,146	117	2,358	4,687

15. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net income (loss)	(23,517)	22,485	(23,696)	24,710

Weighted-average number of common shares	286,377	283,885	286,167	283,400
Effect of dilutive securities:
Stock options	-	3,793	-	3,802
Weighted-average number of diluted common shares	286,377	287,678	286,167	287,202
Earnings (loss) per common share
Basic earnings (loss) per share	(0.08)	0.08	(0.08)	0.09
Diluted earnings (loss) per share	(0.08)	0.08	(0.08)	0.09

16. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at September 30, 2022 are presented in the following table:

Remainder of 2022	1,731
2023	11,762
2024	11,762
2025	4,702
2026	823
2027 and thereafter	-
Total commitments	30,780

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

As at September 30, 2022, the Company had commitments to incur capital expenditures of $16,365 (December 31, 2021 -  $37,943) for Florence Copper and $3,150 (December 31, 2021 - $471) for the Gibraltar joint venture.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $6,459 as at September 30, 2022.

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia. As a result, the Company has indemnified the joint venture partner's 25% share of this obligation, which amounted to $7,313 as at September 30, 2022.

17. SUPPLEMENTARY CASH FLOW INFORMATION

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Change in non-cash working capital items:
Accounts receivable	(6,015)	(1,084)	59	(4,333)
Inventories	(7,765)	(7,932)	6,401	1,048
Prepaids	1,361	738	(708)	(1,263)
Accounts payable and accrued liabilities[1]	10,038	1,070	25,094	(4,108)
Advance payment on product sales	19	-	(2,412)	-
Interest payable	21	34	179	32
Mineral tax payable	(437)	(1,000)	(1,937)	(2,800)
	(2,778)	(8,174)	26,676	(11,424)
Non-cash investing and financing activities
Assets acquired under capital lease	219	151	435	1,663
Right-of-use assets	1,977	82	2,378	4,334

1Excludes accounts payable and accrued liability changes on capital expenditures, for the Florence Copper project, which were $190 and $7,174 respectively, for the three and nine month period ended September 30, 2022.

18. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the senior secured notes is $436,902 and the carrying value is $540,101 at September 30, 2022. The fair value of all other financial assets and liabilities approximates their carrying value.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
September 30, 2022
Financial assets designated as FVPL
Derivative asset copper put and call options	-	28,374	-	28,374
Derivative asset fuel call options	-	678	-	678
	-	29,052	-	29,052
Financial assets designated as FVOCI
Marketable securities	1,177	-	-	1,177
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	434	-	-	434
	1,611	-	1,200	2,811
December 31, 2021
Financial assets designated as FVPL
Derivative asset copper put and call options	-	3,904	-	3,904
	-	3,904	-	3,904
Financial assets designated as FVOCI
Marketable securities	3,110	-	-	3,110
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	434	-	-	434
	3,544	-	1,200	4,744

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at September 30, 2022.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At September 30, 2022, the Company had settlement receivables of $1,367 (at December 31, 2021 - $4,885).

The investment in private companies, a Level 3 instrument, is valued based on a management estimate. As this is an investment in a private exploration and development company, there are no observable market data inputs. At September 30, 2022 the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces.  The Company enters into copper put and collar option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put and collar option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at September 30,
2022
Copper increase/decrease by US$0.10/lb.[1]	182

1The analysis is based on the assumption that the period-end copper price increases/decreases US$0.10/lb, with all other variables held constant.  At September 30, 2022, 1.3 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at September 30, 2022 of CAD/USD 1.3707.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant.  The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices.  The sensitivities should therefore be used with care.